UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2021

BLUE RIDGE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Virginia	001-39165	54-1470908
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1807 Seminole Trail Charlottesville, Virginia	22901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (540) 743-6521

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	BRBS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition.

On November 4, 2021, Blue Ridge Bankshares, Inc. (the “Company”) issued a press release reporting its financial results for the period ended September 30, 2021. A copy of the press release is being furnished as Exhibit 99.1 to this report and is incorporated by reference into this Item 2.02.

Item 8.01	Other Events.

On November 4, 2021, the Company and FVCBankcorp, Inc. (“FVCB”) issued a joint press release announcing an update on the proposed merger between the Company and FVCB. The joint press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Information and Where to Find It:

The Company intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of the Company’s common stock that will be issued to FVCB’s shareholders in connection with the proposed merger. The registration statement will include a joint proxy statement of the Company and FVCB that also constitutes a prospectus of the Company. The definitive joint proxy statement/prospectus will be sent to the shareholders of the Company and FVCB seeking their approval of the proposed merger.

Investors and security holders are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement on Form S-4 when they become available (and any other relevant documents filed with the SEC in connection with the proposed merger or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the Company, FVCB, the proposed merger and related matters.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by the Company or FVCB through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from David W. Pijor, FVCBankcorp, Inc., 11325 Random Hills Road, Fairfax, Virginia 22030, or by telephone at (703) 436-3800.

The Company, FVCB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and FVCB, respectively, in connection with the proposed merger. Information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s proxy statement in connection with its 2021 annual meeting of shareholders, as previously filed with the SEC on April 30, 2021. Information about the directors and executive officers of FVCB and their ownership of FVCB’s common stock is set forth in FVCB’s proxy statement in connection with its 2021 annual meeting of shareholders, as previously filed with the SEC on April 8, 2021. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation of proxies may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

99.1	Earnings Release, dated November 4, 2021

99.2	Joint Press Release, dated November 4, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE RIDGE BANKSHARES, INC.
(Registrant)

Date: November 4, 2021	By:	/s/ Judy C. Gavant
Judy C. Gavant
Executive Vice President and Chief Financial Officer

Exhibit 99.1

Blue Ridge Bankshares, Inc. Announces Third Quarter and Year-to-date 2021 Results

Charlottesville, Va., November 4, 2021 – Blue Ridge Bankshares, Inc. (the “Company”) (NYSE American: BRBS), the holding company of Blue Ridge Bank, National Association (“Blue Ridge Bank”) and BRB Financial Group, Inc., announced today financial results for the quarter and year-to-date periods ended September 30, 2021. For the third quarter of 2021, the Company reported net income of $6.8 million, or $0.36 earnings per diluted common share, compared to $28.6 million, or $1.54 earnings per diluted common share, for the second quarter of 2021, and $5.1 million, or $0.59 earnings per diluted common share, for the third quarter of 2020. For the nine months ended September 30, 2021, the Company reported net income of $39.7 million, or $2.26 earnings per diluted common share, compared to $12.1 million, or $1.42 earnings per diluted common share, for the same period of 2020. Earnings per diluted common share for all periods presented is reflective of the 3-for-2 stock split effective April 30, 2021. Net income for the nine months ended September 30, 2021 included an after-tax gain of $19.2 million resulting from the sale in second quarter of 2021 of over $700 million of loans originated under the Paycheck Protection Program (“PPP”). Net income for all periods presented also reflected merger-related expenses, as further discussed below.

On January 31, 2021, the Company completed the merger of Bay Banks of Virginia, Inc. (“Bay Banks”), the holding company of Virginia Commonwealth Bank, into the Company. Immediately following the completion of the merger, Virginia Commonwealth Bank was merged into Blue Ridge Bank (collectively, the “Bay Banks Merger”). Earnings for the first nine months of 2021 include the earnings of Bay Banks from the effective date of the merger.

On July 14, 2021, the Company and FVCBankcorp, Inc. (“FVCB”) jointly announced they had entered into a definitive agreement pursuant to which the companies will combine in an all-stock merger of equals (the “FVCB Merger”). The FVCB Merger is subject to customary closing conditions, including regulatory approvals and approval from the shareholders of both companies. The Company has learned that the Office of the Comptroller of the Currency (the “OCC”) identified certain regulatory concerns with Blue Ridge Bank that could impact the application process and timing of the FVCB Merger. Blue Ridge Bank has already commenced an initiative intended to fully address the OCC’s concerns. The Company anticipates the FVCB Merger will close in the second or third quarter of 2022.

Net income for the third and second quarters of 2021 included approximately $1.1 million and $1.0 million, respectively, in after-tax expenses related to the Bay Banks Merger and the FVCB Merger, while earnings for the third quarter of 2020 included approximately $1.0 million in after-tax merger-related expenses.

“Our team had a productive third quarter,” said Brian K. Plum, President and Chief Executive Officer. “Loan pipelines are at historically high levels and our expectation is that will convert to higher loan balances. The consolidation of five branch locations at quarter-end and growth in our fintech division’s balances illustrate continued progress in improving our delivery channels to enhance our future customer experience.”

“Mortgage volumes remain at elevated levels, though margin compression, particularly in wholesale mortgage, has negatively impacted mortgage division profitability,” added Plum.

Paycheck Protection Program

During 2021, the Company funded over 20,000 PPP loans with principal balances of approximately $730 million pursuant to the Economic Aid Act, passed at the end of December 2020 (“PPP2 loans”). Of the PPP2 loans, approximately 19,500 with principal balances of $712.6 million were sold on June 28, 2021. Gross proceeds from the sale were $705.9 million, and the Company recorded a pre-tax gain of $24.3 million on the sale after giving effect to $30.9 million of unearned fees, net of deferred costs, and the sale discount. As of September 30, 2021, the Company held $14.7 million of PPP2 loans, and unearned fees, net of deferred costs, totaled $676 thousand. PPP2 loans, if not forgiven, have a five-year term and a stated interest rate of 1%. As of September 30, 2021, the Company held $32.6 million of PPP loans funded in 2020, pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“PPP1 loans”). PPP1 loans, if not forgiven, have a one- or five-year term, depending on origination date, and a stated interest rate of 1%.

Processing fees, net of costs, and interest income earned by the Company for PPP loans in the amounts of $712 thousand and $11.7 million were recognized as interest income in the third and second quarters of 2021, respectively, and the amount for the nine months ended September 30, 2021 was $16.9 million. Net processing fees for PPP loans are being recognized over the expected life of these loans, which is one to three years depending on the original loan balance.

The Company’s PPP loans are primarily funded using the Federal Reserve Bank’s Paycheck Protection Program Liquidity Facility (“PPPLF”). As of September 30, 2021, outstanding advances under the PPPLF were $33.9 million. The PPPLF provided funding for the full amount and term of the PPP loans at a fixed annual cost of 0.35%. PPP loans do not count toward bank regulatory capital ratios.

Fintech Business

The Company continues to grow its partnerships with fintech providers and ended the third quarter of 2021 with active partnerships, including Unit, Flexible Finance, Increase, Upgrade, Kashable, Jaris, Aeldra, Grow Credit, MentorWorks, and Marlette. Loans and deposits related to fintech relationships were approximately $40.7 million and $76.6 million, respectively, as of September 30, 2021, compared to $10.3 million and $35.3 million, respectively, as of December 31, 2020.

Mortgage Division

The Company’s mortgage division, which consists of a retail division operating as Monarch Mortgage and a wholesale division operating as LenderSelect Mortgage Group, recorded net income of $1.5 million for the third quarter of 2021 compared to $764 thousand for the second quarter of 2021. Mortgage volumes for the third and the second quarters of 2021 were $325.9 million and $337.5 million, respectively. Noninterest expenses recorded for the Company’s mortgage division were $8.0 million and $8.9 million for the third and second quarters of 2021, respectively.

Balance Sheet

The Company reported total assets of $2.70 billion at September 30, 2021, an increase of $1.20 billion from $1.50 billion at December 31, 2020. The increase in total assets was primarily due to the Bay Banks Merger, which increased assets by $1.22 billion at the effective date of the merger. Loans held for investment, excluding PPP loans, increased $1.02 billion to $1.75 billion at September 30, 2021 from $732.9 million at December 31, 2020. Loan growth in the third quarter of 2021 totaled $22.8 million.

Total deposits at September 30, 2021 were $2.20 billion, an increase of $1.26 billion from December 31, 2020, of which $1.03 billion were assumed in the Bay Banks Merger at the effective date of the merger. The Company’s expanding relationships with fintech partners have resulted in $41.3 million of deposit growth in the nine months ended September 30, 2021.

As previously noted, the majority of PPP loans were funded through the PPPLF, resulting in a decrease in Federal Reserve Bank of Richmond (“FRB”) advances upon the sale of PPP2 loans in the second quarter of 2021. Additionally, the Company redeemed its outstanding subordinated notes with initial aggregate principal balances of $10.0 million and $7.0 million in the second and third quarters of 2021, respectively. The Company assumed $31.9 million of subordinated debt in the Bay Banks Merger.

Income Statement

Net Interest Income

Net interest income was $21.1 million for the third quarter of 2021 compared to $30.5 million for the second quarter of 2021 and $11.8 million for the third quarter of 2020. Included in interest income for the third quarter of 2021 were approximately $712 thousand in PPP fees, net of costs, and interest income, whereas in the second quarter of 2021, PPP fees, net of costs, and interest income were $11.7 million, a decrease of $11.0 million. The decrease in net interest income on a sequential quarter basis was primarily attributable to the previously noted PPP2 loan sale on June 28, 2021. Funding costs for PPP loans under the PPPLF were approximately $59 thousand and $382 thousand of interest expense for the third and second quarters of 2021, respectively. Partially offsetting the decline in net interest income from PPP loans was greater interest income from fintech loans and higher balances of investments and lower borrowing costs. Accretion of acquired loan discounts included in interest income in the third and second quarters of 2021 were $112 thousand and $886 thousand, respectively, while amortization of purchase accounting adjustments on assumed time deposits and borrowings were $886 thousand and $1.0 million in the same respective periods.

Net interest margin for the third quarter of 2021 was 3.32% compared to 3.82% for the second quarter of 2021 and 3.26% for the third quarter of 2020. PPP loans, including the corresponding funding, had a 1, 56, and 23 basis point positive effect on the Company’s net interest margin for the third quarter of 2021, second quarter of 2021, and third quarter of 2020, respectively. Additionally, accretion and amortization of purchase accounting adjustments related to the Bay Banks Merger had a 16 and 22 basis point positive effect on net interest margin for the third and second quarters of 2021, respectively. Excluding the impact of PPP and purchase accounting adjustments, the Company continues to experience a decline in net interest margin due to the replacement of higher priced loans and greater liquidity invested in lower yielding securities, partially offset by the re-pricing of higher priced term deposits and the reduction in subordinated notes. Cost of deposits were 0.29% for the third and second quarters of 2021 and 0.64% for the third quarter of 2020.

Provision for Loan Losses

The Company recorded no provision for loan losses for the quarter and year-to-date periods ended September 30, 2021 compared to provision expense of $4.0 million and $8.1 million for the same respective periods of 2020. In 2020, the Company increased its allowance for loan losses through the application of a qualitative factor in response to potential credit losses as a result of the COVID-19 pandemic. The decline in the Company’s allowance for loan losses in the nine months ended September 30, 2021 was due to the release of the COVID-19 factor, partially offset by organic loan growth, reserves for fintech related loans, and reserve needs for loans that have migrated from the Company’s acquired loan pools.

Noninterest Income

Noninterest income for the third quarter of 2021 was $13.5 million compared to $36.4 million and $17.6 million for the second quarter of 2021 and the third quarter of 2020, respectively. Noninterest income for the second quarter of 2021 included a net gain of $24.3 million realized on the sale of PPP loans.

Mortgage banking income, including mortgage servicing rights, contributed $9.5 million of noninterest income in the third quarter of 2021 compared to $9.0 million in the second quarter of 2021 and $16.0 million in the third quarter of 2020. Other income in the third and second quarters of 2021 included $1.0 million and $640 thousand of fair value adjustments, respectively, for the Company’s investments in certain fintech companies. Noninterest income for the nine months ended September 30, 2021 and 2020 was $65.8 million and $38.8 million, respectively. Excluding the gain on sale of PPP loans, noninterest income for the nine months ended September 30, 2021 was $41.4 million, a $2.6 million increase over the same period of 2020.

Noninterest Expense

Noninterest expense for the third and second quarters of 2021 was $25.6 million and $30.5 million, respectively, compared to $18.7 million for the third quarter of 2020. Noninterest expenses added with the Bay Banks Merger are included since the effective date of the merger. Merger-related expenses for the third and second quarters of 2021 and the third quarter of 2020 were $1.4 million, $1.2 million, and $1.3 million, respectively. Salaries and employee benefit expenses decreased $2.9 million in the third quarter of 2021 from the second quarter of 2021, primarily due to greater incentive expenses recorded in the second quarter. Also contributing to lower noninterest expenses in the third quarter of 2021 compared to the second quarter of 2021 were lower expenses in the Company’s mortgage division. Noninterest expense for the nine months ended September 30, 2021 and 2020 was $86.7 million and $45.5 million, respectively. Included in these amounts were merger-related expenses of $11.7 million and $1.7 million for the same respective periods.

Asset Quality

Nonperforming loans, which include nonaccrual loans and loans 90 days or more past due and accruing interest1, totaled $15.2 million at September 30, 2021, an increase of $8.6 million from December 31, 2020. The ratio of nonperforming loans to total assets was 0.56% as of September 30, 2021 and 0.44% as of December 31, 2020. The Company’s allowance for loan losses was $12.6 million at September 30, 2021, or 0.72% as a percentage of gross loans held for investment, excluding PPP loans, compared to 1.89% at December 31, 2020. The Company holds no allowance for loan losses on PPP loans as they are fully guaranteed by the U.S. government. The decrease in the allowance for loan losses as a percentage of gross loans held for investment since December 31, 2020 was primarily attributable to the loans acquired in the Bay Banks Merger, for which no allowance for loan losses carried over in the merger. Remaining acquired loan discounts related to loans acquired in the Company’s mergers were $17.0 million as of September 30, 2021 compared to $1.2 million as of December 31, 2020.

1 Excluding purchased credit-impaired loans.

Capital

The Company previously announced that on September 15, 2021, its board of directors declared a $0.12 per common share quarterly dividend, payable October 29, 2021 to shareholders of record as of October 21, 2021. Tangible book value per share, a non-GAAP (defined below) measure, was $12.69 and $10.03 as of September 30, 2021 and December 31, 2020, respectively.

Non-GAAP Financial Measures

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (“GAAP”) and prevailing practices in the banking industry. However, management uses certain non-GAAP measures to supplement the evaluation of the Company’s performance. Management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP measures are included at the end of this release.

Forward-Looking Statements

This release of the Company contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of the Company’s beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan,” or words or phases of similar meaning. The Company cautions that the forward-looking statements are based largely on its expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond the Company’s control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements.

The following factors, among others, could cause the Company’s financial performance to differ materially from that expressed in such forward-looking statements: (i) the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; (ii) geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad; (iii) the effects of the COVID-19 pandemic, including the adverse impact on the Company’s business and operations and on the Company’s customers which may result, among other things, in increased delinquencies, defaults, foreclosures and losses on loans; (iv) the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events; (v) the Company’s management of risks inherent in its real estate loan portfolio, and the risk of a prolonged downturn in the real estate market, which could impair the value of the Company’s collateral and its ability to sell collateral upon any foreclosure; (vi) changes in consumer spending and savings habits; (vii) technological and social media changes; (viii) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; (ix) changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or the Company’s subsidiary bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products; (x) the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; (xi) the impact of changes in laws, regulations and policies affecting the real estate industry; (xii) the effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the Securities and Exchange Commission (the “SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setting bodies; (xiii) the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; (xiv) the willingness of users to substitute competitors’ products and services for the Company’s products and services; (xv) expenses related to the FVCB Merger, unexpected delays related to the FVCB Merger, or the inability to obtain regulatory and shareholder approvals or satisfy other closing conditions required to complete the FVCB Merger within the expected time frame, or at all; (xvi) the businesses of the Company and FVCB may not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; (xvii) customer and employee relationships and business operations may be disrupted by the Bay Banks Merger or the FVCB Merger; (xviii) the effects of the Bay Banks Merger, the FVCB Merger and other acquisitions the Company may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such transactions; (xix) changes in the level of the Company’s nonperforming assets and charge-offs; (xx) the Company’s involvement, from time to time, in legal proceedings and examination and remedial actions by regulators; (xxi) potential exposure to fraud, negligence, computer theft and cyber-crime; (xxii) the Company’s ability to pay dividends; (xxiii) the Company’s involvement as a participating lender in the PPP as administered through the Small Business Administration; and (xxiv) other risks and factors identified in the “Risk Factors” sections and elsewhere in documents the Company files from time to time with the SEC.

Blue Ridge Bankshares, Inc.

Consolidated Balance Sheets

(Dollars in thousands except share data)	(unaudited) September 30, 2021	December 31, 2020 (2)
Assets
Cash and due from banks	$53,077	$117,945
Federal funds sold	144,376	775
Securities available for sale, at fair value	360,098	109,475
Restricted equity and other investments	19,343	11,173
Loans held for sale	144,111	148,209
Paycheck Protection Program loans, net of deferred fees and costs	46,648	288,533
Loans held for investment, net of deferred fees and costs	1,752,453	732,883
Less allowance for loan losses	(12,614)	(13,827)

Loans held for investment, net	1,739,839	719,056
Accrued interest receivable	9,900	5,428
Other real estate owned	227	—
Premises and equipment, net	26,963	14,831
Right-of-use asset	5,645	5,328
Bank owned life insurance	46,278	15,724
Goodwill	26,826	19,619
Other intangible assets	8,099	2,581
Mortgage derivative asset	3,456	5,293
Mortgage servicing rights, net	14,976	7,084
Mortgage brokerage receivable	4,316	8,516
Interest rate swap asset	5,838	1,716
Other assets	39,286	16,972

Total assets	$2,699,302	$1,498,258

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing demand	$684,859	$333,051
Interest-bearing demand and money market deposits	828,477	282,263
Savings	144,904	78,352
Time deposits	541,964	251,443

Total deposits	2,200,204	945,109

FHLB borrowings	125,115	115,000
FRB borrowings	33,857	281,650
Subordinated notes, net	40,503	24,506
Lease liability	7,113	5,506
Interest rate swap liability	1,239	2,735
Other liabilities	21,551	15,552

Total liabilities	2,429,582	1,390,058

Commitments and contingencies
Stockholders’ Equity:
Common stock, no par value; 25,000,000 shares authorized; 18,776,307 and 8,577,932 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively (1)	193,770	66,771
Additional paid-in capital	252	252
Retained earnings	73,189	40,688
Accumulated other comprehensive income	2,283	264

	269,494	107,975
Noncontrolling interest	226	225

Total stockholders’ equity	269,720	108,200

Total liabilities and stockholders’ equity	$2,699,302	$1,498,258

(1)	Common stock as of the periods presented is reflective of the 3-for-2 stock split that was effective April 30, 2021.
(2)	Derived from audited December 31, 2020 Consolidated Financial Statements.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income (unaudited)

	For the Three Months Ended
(Dollars in thousands except per share data)	September 30, 2021	June 30, 2021	September 30, 2020
Interest income:
Interest and fees on loans	$22,294	$32,591	$13,780
Interest on taxable securities	1,317	1,133	634
Interest on nontaxable securities	61	64	30
Interest on deposit accounts and federal funds sold	82	24	—

Total interest income	23,754	33,812	14,444

Interest expense:
Interest on deposits	1,622	1,682	1,515
Interest on subordinated notes	644	868	411
Interest on FHLB and FRB borrowings	364	800	689

Total interest expense	2,630	3,350	2,615

Net interest income	21,124	30,462	11,829
Provision for loan losses	—	—	4,000

Net interest income after provision for loan losses	21,124	30,462	7,829

Noninterest income:
Gain on sale of Paycheck Protection Program loans	—	24,315	—
Residential mortgage banking income, net	7,704	7,254	14,400
Mortgage servicing rights	1,827	1,707	1,645
Gain on sale of government guaranteed loans	108	143	516
Wealth and trust management	499	833	—
Service charges on deposit accounts	376	370	215
Increase in cash surrender value of bank owned life insurance	278	237	94
Payroll processing	223	213	221
Bank and purchase card, net	497	299	211
Other	2,006	1,054	311

Total noninterest income	13,518	36,425	17,613

Noninterest expense:
Salaries and employee benefits	14,774	17,642	11,880
Occupancy and equipment	1,743	1,868	922
Data processing	893	1,534	656
Legal, issuer, and regulatory filing	372	489	291
Advertising and marketing	452	247	165
Communications	761	673	214
Audit and accounting fees	195	291	98
FDIC insurance	487	9	187
Intangible amortization	500	506	232
Other contractual services	633	666	516
Other taxes and assessments	547	1,078	280
Merger-related	1,441	1,237	1,264
Other	2,839	4,308	1,971

Total noninterest expense	25,637	30,548	18,676

Income before income tax	9,005	36,339	6,766
Income tax expense	2,199	7,697	1,707

Net income	$6,806	$28,642	$5,059

Net loss attributable to noncontrolling interest	4	4	4

Net income attributable to Blue Ridge Bankshares, Inc.	$6,810	$28,646	$5,063

Net income available to common stockholders	$6,810	$28,646	$5,063

Basic and diluted earnings per common share (EPS) (1)	$0.36	$1.54	$0.59

(1)	EPS has been adjusted for all periods presented to reflect the 3-for-2 stock split that was effective April 30, 2021.

Blue Ridge Bankshares, Inc.

Consolidated Statements of Income (unaudited)

	For the Nine Months Ended
(Dollars in thousands except per share data)	September 30, 2021	September 30, 2020
Interest income:
Interest and fees on loans	$76,248	$35,766
Interest on taxable securities	3,580	2,147
Interest on nontaxable securities	177	119
Interest on deposit accounts and federal funds sold	137	2

Total interest income	80,142	38,034

Interest expense:
Interest on deposits	4,844	4,889
Interest on subordinated notes	2,142	854
Interest on FHLB and FRB borrowings	1,553	1,794

Total interest expense	8,539	7,537

Net interest income	71,603	30,497
Provision for loan losses	—	8,075

Net interest income after provision for loan losses	71,603	22,422

Noninterest income:
Gain on sale of Paycheck Protection Program loans	24,315	—
Residential mortgage banking income, net	24,259	31,969
Mortgage servicing rights	6,905	3,241
Gain on sale of government guaranteed loans	1,325	779
Wealth and trust management	1,934	—
Service charges on deposit accounts	1,073	669
Increase in cash surrender value of bank owned life insurance	679	278
Payroll processing	706	736
Bank and purchase card, net	1,096	483
Other	3,460	651

Total noninterest income	65,752	38,806

Noninterest expense:
Salaries and employee benefits	46,425	29,886
Occupancy and equipment	4,968	2,653
Data processing	3,272	1,649
Legal, issuer, and regulatory filing	1,437	781
Advertising and marketing	989	518
Communications	1,802	536
Audit and accounting fees	675	278
FDIC insurance	839	568
Intangible amortization	1,406	608
Other contractual services	2,152	870
Other taxes and assessments	1,973	748
Merger-related	11,697	1,710
Other	9,062	4,688

Total noninterest expense	86,697	45,493

Income before income tax	50,658	15,735
Income tax expense	10,973	3,618

Net income	$39,685	$12,117

Net income attributable to noncontrolling interest	(1)	(2)

Net income attributable to Blue Ridge Bankshares, Inc.	$39,684	$12,115

Net income available to common stockholders	$39,684	$12,115

Basic and diluted earnings per common share (EPS) (1)	$2.26	$1.42

(1)	EPS has been adjusted for all periods presented to reflect the 3-for-2 stock split that was effective April 30, 2021.

Blue Ridge Bankshares, Inc.

Five Quarter Summary of Selected Financial

Data (unaudited)

	As of and for the Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
(Dollars and shares in thousands, except share data)	2021	2021	2021	2020	2020
Income Statement Data:
Interest income	$23,754	$33,812	$22,576	$16,426	$14,444
Interest expense	2,630	3,350	2,559	2,412	2,615

Net interest income	21,124	30,462	20,017	14,014	11,829
Provision for loan losses	—	—	—	2,375	4,000

Net interest income after provision for loan losses	21,124	30,462	20,017	11,639	7,829
Noninterest income	13,518	36,425	15,809	17,436	17,611
Noninterest expenses	25,637	30,548	30,512	22,312	18,674

Income before income taxes	9,005	36,339	5,314	6,763	6,766
Income tax expense	2,199	7,697	1,077	1,182	1,707

Net income	6,806	28,642	4,237	5,581	5,059
Net loss (income) attributable to noncontrolling interest	4	4	(9)	—	4

Net income attributable to Blue Ridge Bankshares, Inc.	$6,810	$28,646	$4,228	$5,581	$5,063

Per Common Share Data:
Earnings per share - basic (2)	$0.36	$1.54	$0.28	$0.65	$0.59
Earnings per share - diluted (2)	0.36	1.54	0.28	0.65	0.59
Dividends declared - post-stock split basis	0.240	—	0.195	—	0.095
Book value per common share (2)	14.48	14.32	12.88	12.61	11.65
Tangible book value per common share (2) - Non-GAAP	12.69	12.49	11.02	10.03	9.05
Balance Sheet Data:
Assets	$2,699,302	$2,764,730	$3,167,374	$1,498,258	$1,523,299
Loans held for investment (including PPP loans)	1,799,101	1,859,870	2,304,542	1,021,416	1,072,377
Loans held for investment (excluding PPP loans)	1,752,453	1,729,677	1,706,916	732,883	710,577
Allowance for loan losses	12,614	13,007	13,402	13,827	12,123
Purchase accounting adjustments (discounts) on acquired loans	16,985	16,987	18,691	1,248	1,372
Loans held for sale	144,111	146,985	122,453	148,209	159,925
Securities	379,441	276,619	293,555	120,648	123,329
Deposits	2,200,204	2,190,571	2,140,118	945,109	915,266
Subordinated notes, net	40,503	46,149	54,588	24,506	24,489
FHLB and FRB advances	158,972	222,502	692,789	396,650	459,611
Total stockholders’ equity	269,720	266,826	239,734	108,200	99,930
Average common shares outstanding - basic (2)	18,776	18,625	15,137	8,579	8,579
Average common shares outstanding - diluted (2)	18,799	18,646	15,154	8,579	8,579
Financial Ratios:
Return on average assets (1)	0.95%	3.39%	0.68%	1.48%	1.30%
Operating return on average assets (1) - Non-GAAP	1.16%	3.50%	1.84%	1.62%	1.56%
Return on average equity (1)	11.58%	47.39%	8.69%	21.45%	20.75%
Operating return on average equity (1) - Non-GAAP	11.87%	49.01%	23.29%	23.46%	24.84%
Total loan to deposit ratio	88.3%	91.6%	113.4%	123.8%	134.6%
Held for investment loan to deposit ratio	81.8%	84.9%	107.7%	108.1%	117.2%
Net interest margin (1)	3.32%	3.82%	3.43%	3.88%	3.26%
Cost of deposits (1)	0.29%	0.29%	0.36%	0.56%	0.64%
Efficiency ratio	74.0%	45.7%	85.2%	70.9%	63.4%
Operating efficiency ratio - Non-GAAP	69.8%	43.8%	60.0%	68.8%	59.1%
Merger-related expenses (MRE)	1,441	1,237	9,019	662	1,264
Capital and Asset Quality Ratios:
Average stockholders’ equity to average assets	9.7%	7.1%	7.9%	6.9%	6.3%
Allowance for loan losses to loans held for investment, excluding PPP loans	0.72%	0.75%	0.79%	1.89%	1.71%
Nonperforming loans to total assets	0.56%	0.43%	0.17%	0.44%	0.30%
Nonperforming assets to total assets	0.57%	0.45%	0.19%	0.44%	0.30%

Reconciliation of Non-GAAP Financial Measures (unaudited):
Tangible Common Equity:
Total stockholders’ equity	$269,720	$266,826	$239,734	$108,200	$99,930
Less: Goodwill and other intangibles, net of deferred tax liability (3)	(33,224)	(34,153)	(34,556)	(22,200)	(22,279)

Tangible common equity (Non-GAAP)	$236,496	$232,673	$205,178	$86,000	$77,651

Total shares outstanding (2)	18,631	18,631	18,618	8,579	8,579
Book value per share	$14.48	$14.32	$12.88	$12.61	$11.65
Tangible book value per share (Non-GAAP)	12.69	12.49	11.02	10.03	9.05
Tangible stockholders’ equity to tangible total assets
Total assets	$2,699,302	$2,764,730	$3,167,374	$1,498,258	$1,523,299
Less: Goodwill and other intangibles, net of deferred tax liability (3)	(33,224)	(34,153)	(34,556)	(22,200)	(22,279)

Tangible total assets (Non-GAAP)	$2,666,078	$2,730,577	$3,132,818	$1,476,058	$1,501,020

Tangible common equity (Non-GAAP)	$236,496	$232,673	$205,178	$86,000	$77,651

Tangible stockholders’ equity to tangible total assets (Non-GAAP)	8.9%	8.5%	6.5%	5.8%	5.2%

Operating return on average assets (annualized)
Net income	$6,806	$28,642	$4,237	$5,581	$5,059
Add: MRE, after-tax basis (ATB) (4)	1,138	977	7,125	523	999

Operating net income (Non-GAAP)	$7,944	$29,619	$11,362	$6,104	$6,058

Average assets	$2,749,909	$3,383,015	$2,475,912	$1,510,779	$1,554,549

Operating return on average assets (annualized) (Non-GAAP)	1.16%	3.50%	1.84%	1.62%	1.56%

Operating return on average equity (annualized)
Net income	$6,806	$28,642	$4,237	$5,581	$5,059
Add: MRE, ATB (4)	1,138	977	7,125	523	999

Operating net income (Non-GAAP)	$7,944	$29,619	$11,362	$6,104	$6,058

Average stockholders’ equity	$267,670	$241,731	$195,103	$104,065	$97,545

Operating return on average equity (annualized) (Non-GAAP)	11.87%	49.01%	23.29%	23.46%	24.84%

Operating efficiency ratio
Total noninterest expense	$25,637	$30,548	$30,512	$22,312	$18,674
Less: MRE	1,441	1,237	9,019	662	1,264

Noninterest expense excluding MRE (Non-GAAP)	$24,196	$29,311	$21,493	$21,650	$17,410

Net interest income	21,124	30,462	20,017	14,014	11,829
Noninterest income	13,518	36,425	15,809	17,436	17,611

Total of net interest income and noninterest income	34,642	66,887	35,826	31,450	29,440

Operating efficiency ratio (Non-GAAP)	69.8%	43.8%	60.0%	68.8%	59.1%

(1)	Annualized.
(2)	Shares outstanding as of and for the periods stated are reflective of the 3-for-2 stock split that was effective April 30, 2021.
(3)	Excludes mortgage servicing rights.
(4)	Assumes an income tax rate of 21% and full deductibility.

Exhibit 99.2

Blue Ridge Bankshares and FVCBankcorp Provide Update to Proposed Merger

CHARLOTTESVILLE, Virginia and FAIRFAX, Virginia – November 4, 2021 – Blue Ridge Bankshares, Inc. (NYSEAM: BRBS) (“Blue Ridge”), the parent company of Blue Ridge Bank, National Association (“Blue Ridge Bank”), and FVCBankcorp, Inc. (NASDAQ: FVCB) (“FVCB”), the parent company of FVCbank, jointly announced today an update to their previously announced business combination.

On July 14, 2021, Blue Ridge and FVCB announced they had entered into a definitive agreement pursuant to which the companies will combine in an all-stock merger of equals (the “Merger”). The Merger is subject to customary closing conditions, including regulatory approvals and approval from the shareholders of both companies. The companies have been working diligently on regulatory applications, registration and shareholder meeting materials and integration planning needed to create a $5.0 billion franchise across Virginia.

During this time, Blue Ridge also has learned that the Office of the Comptroller of the Currency (the “OCC”) identified certain regulatory concerns with Blue Ridge Bank that could impact the application process and timing of the Merger. Blue Ridge Bank has already commenced an initiative intended to fully address the OCC’s concerns.

Blue Ridge and FVCB intend to file the regulatory applications for approval of the Merger as soon as practicable, and a registration statement on Form S-4 with the Securities and Exchange Commission at the same time.

“While we have additional work to do, we believe the OCC’s concerns are ones that we can solve in a timely fashion, and do not materially impact the strategic rationale of the Merger,” said Brian K. Plum, President and Chief Executive Officer of Blue Ridge. “We are considering various alternatives to proceed with regulatory applications and shareholder meetings, and to close the Merger as expediently as possible, and currently anticipate that it will close in the second or third quarter of 2022.”

“We strongly believe that this transformational partnership remains strategically and financially attractive,” said David W. Pijor, Chairman and Chief Executive Officer of FVCB. “For all of the reasons that we’ve discussed previously, this is a highly compelling transaction for both companies, and we are committed to seeing it through to completion. We also know how committed Blue Ridge Bank’s management team is to resolving any concerns raised by its regulators.”

About Blue Ridge

Blue Ridge Bankshares, Inc. is the holding company for Blue Ridge Bank, National Association. Blue Ridge, through its subsidiaries and affiliates, provides a wide range of financial services including retail and commercial banking, payroll, insurance, card payments, wholesale and retail mortgage lending, and government-guaranteed lending. Blue Ridge also provides investment and wealth management services and management services for personal and corporate trusts, including estate planning, and trust administration. Visit www.mybrb.com for more information.

About FVCB

FVCBankcorp, Inc. is the holding company for FVCbank, a wholly-owned subsidiary that commenced operations in November 2007. FVCbank is a $2.00 billion asset-sized Virginia-chartered community bank serving the banking needs of commercial businesses, nonprofit organizations, professional service entities, their owners and employees located in the greater Baltimore and Washington D.C., metropolitan areas. FVCbank is based in Fairfax, Virginia, and has 10 full-service offices in Arlington, Fairfax, Manassas, Reston and Springfield, Virginia, Washington D.C., and Baltimore, Bethesda, and Rockville, Maryland.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Blue Ridge and FVCB, including, but not limited to statements about the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Blue Ridge’s and FVCB’s current expectations and assumptions regarding Blue Ridge’s and FVCB’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Blue Ridge’s and/or FVCB’s future financial results and performance and could cause the actual results, performance or achievements of Blue Ridge and/or FVCB to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed Merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, delays in closing the proposed Merger, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Blue Ridge and FVCB do business, (2) deposit attrition, operating costs, customer losses and other disruptions to the parties’ businesses as a result of the announcement and pendency of the proposed Merger, and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Blue Ridge and FVCB, (4) the risk that the integration of Blue Ridge’s and FVCB’s operations will be materially delayed or will be more costly or difficult than expected or that Blue Ridge and FVCB are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the shareholders of Blue Ridge and/or FVCB, (6) the outcome of any legal proceedings that may be instituted against Blue Ridge and/or FVCB, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) in a timely fashion or at all, (8) reputational risk and potential adverse reactions of Blue Ridge’s and/or FVCB’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed Merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed Merger, (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of delays in closing the proposed Merger or unexpected factors or events, (12) the dilution caused by Blue Ridge’s issuance of additional shares of its capital stock in connection with the proposed Merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of FVCB and/or Blue Ridge including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and supervisory and other actions of bank regulatory agencies and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on Blue Ridge’s and/or FVCB’s businesses, the ability to complete the proposed Merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of Blue Ridge and FVCB disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding Blue Ridge, FVCB and factors which could affect the forward-looking statements contained herein can be found in Blue Ridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, and its other filings with the Securities and Exchange Commission (the “SEC”), and in FVCB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

Blue Ridge intends to file a registration statement on Form S-4 with the SEC to register the shares of Blue Ridge’s capital stock that will be issued to FVCB’s shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Blue Ridge and FVCB that also constitutes a prospectus of Blue Ridge. The definitive joint proxy statement/prospectus will be sent to the shareholders of Blue Ridge and FVCB seeking their approval of the proposed Merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING BLUE RIDGE, FVCB, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Blue Ridge or FVCB through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from David W. Pijor, FVCBankcorp, Inc., 11325 Random Hills Road, Fairfax, Virginia 22030, or by telephone at (703) 436-3800.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Blue Ridge, FVCB, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of Blue Ridge and FVCB in connection with the proposed Merger under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of Blue Ridge and FVCB and other persons who may be deemed participants in the solicitation of the shareholders of Blue Ridge or of FVCB in connection with the proposed Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed Merger, which will be filed with the SEC. Additional information about Blue Ridge, the directors and executive officers of Blue Ridge and their ownership of Blue Ridge common stock can also be found in Blue Ridge’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 30, 2021, and other documents subsequently filed by Blue Ridge with the SEC. Additional information about FVCB, the directors and executive officers of FVCB and their ownership of FVCB common stock can also be found in FVCB’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 8, 2021, and other documents subsequently filed by FVCB with the SEC. These documents can be obtained free of charge from the sources described above.

Blue Ridge Contact Information

Brian K. Plum

President and Chief Executive Officer

(540) 743-6521

FVCB Contact Information

David W. Pijor

Chairman and Chief Executive Officer

(703) 436-3800